SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February

VAN DER MOOLEN HOLDING N.V.
(Translation of Registrant’s name into English)
Keizersgracht 307
1016 ED Amsterdam
The Netherlands
(+31) 20 535 6789
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F   _____X_____   Form 40-F ___________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the Securities Exchange Act of 1934.)

Yes _____________    No____X_______

(if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .)

Schedule of Information Contained in this Report:

The English language press release of Van der Moolen Holding N.V. dated February 22, 2008 preliminary reports an expected loss for the financial year 2007 amounting to Euro 80.3 million.

Van der Moolen Preliminary Reports an Expected Loss for the Financial Year 2007 Amounting to Euro 80.3 Million

AMSTERDAM, The Netherlands--(BUSINESS WIRE)--

Van der Moolen N.V. Preliminary Key Figures (IFRS, Unaudited)
	12 months	12 months
(amounts in millions of Euros, except per share data)	2007	2006
Revenues	143.8	149.4
Operating profit (loss)	(61.1)	6.8
Profit (loss) for the period	(78.3)	(76.7)
Profit (loss) attributable to common equity holders of the Company	(80.3)	(78.7)
Per common share data (Euros x 1)
Profit (loss)	(1.72)	(1.74)
Diluted profit (loss)	(1.72)	(1.74)

Van der Moolen Holding (liquidity provider and broker in equities, bonds and related instruments in Europe and in the US) (Pink Sheets:VDMHY) (AEX:VDMN) announced today that for the financial year 2007 a loss of € 80.3 million is preliminarily expected. The loss is largely attributable to discontinued operations and to restructuring activities. As a result of the restructuring program in 2007, Van Der Moolen has a good fundament for performance improvement in 2008.

Key items:

  Net loss attributable to common equity holders is expected to be about € 80.3 million;
  Net loss for the period would be € 12.7 million excluding non-recurring items;
  € 73.3 million of the expected net loss is attributable to US activities.

Expected results full year 2007

We emphasize that the figures included in this press release are subject to finalization and closing procedures. Specifically, it is noted that the impact of the accounting of the (cumulative) currency translation adjustment related to our discontinued operations, as required by IAS 21, is still to be determined and is consequently not taken into account in the figures reported. The impact of the currency translation adjustment could have a material impact on the net profit for the financial year 2007; however total equity as at December 31, 2007 will not be impacted.

Based on preliminary figures, the expected result for Van der Moolen Holding for the full year 2007 can be depicted as follows:

Van der Moolen Holding N.V.
Preliminary Consolidated Profit and Loss Account
(IFRS, Unaudited)

(amounts in millions of Euros, except per share data)	12 months 2007	12 months 2006

Revenues	143.8	149.4
Other gains and losses - net	0.8	21.6
Total operating expenses	(205.7)	(164.2)
Operating profit (loss)	(61.1)	6.8
Profit (loss) before income tax	(74.8)	(2.0)
Profit (loss) for the period	(78.3)	(76.7)
Profit attributable to minority interest	(1.7)	(1.0)
Preferred financing dividend	3.7	3.0
Profit (loss) attributable to common equity holders of the Company	(80.3)	(78.7)

Average number of common shares outstanding	46,680,891	45,352,290
Diluted average number of common shares outstanding	46,680,891	46,528,255
Per common share data:
Profit (loss) per common share	(1.72)	(1.74)
Diluted profit (loss) per common share	(1.72)	(1.74)

Van der Moolen expects to report for the full year 2007 a net loss attributable to common shareholders of about € 80.3 million, against a net loss attributable to common shareholders of € 78.7 million in 2006.

Non-recurring items

The expected 2007 net result for the period is impacted by material non-recurring items impacting net result by € 65.6 million. The non-recurring items mainly relate to:

  Net result for the period of discontinued operations is impacted by non-recurring items of € 55.7 million of which € 39.3 million relates to impairment charges. The remaining € 16.4 million relates amongst others to restructuring costs, mainly consisting of severance payments and legal fees.
  Related to our continuing operations, net result for the period is impacted by recorded non-recurring items of € 9.9 million (amongst others legal fees related to the delisting of our American Depository Shares from the New York Stock Exchange, and severance expenses).
  Excluding the non-recurring items specified above, the net result 2007 would amount to a loss of € 12.7 million.

Geographical overview

On a geographical basis our expected 2007 results are as follows:

Van der Moolen Holding N.V. Preliminary Consolidated Profit and Loss Account (IFRS, Unaudited)

(amounts in millions of Euros)	Total	US activities	Other activities
	2007	2007	2007

Revenues	143.8	29.0	114.8
Other gains and losses - net	0.8	0.5	0.3
Total operating expenses	(205.7)	(87.4)	(118.3)
Operating profit (loss)	(61.1)	(57.9)	(3.2)
Profit (loss) before income tax	(74.8)	(70.1)	(4.7)
Income tax benefit/ (expense)	(3.5)	(3.2)	(0.3)
Profit (loss) for the period	(78.3)	(73.3)	(5.0)

The main drivers for the loss in the US relate to our VDM Specialist activities. The revenues of VDMS were impacted by the implementation of the Hybrid system on the NYSE, the decline of the NYSE market share and the decline of the participation rate. In 2007, several reorganization programs have been executed to bring these operations back to profitability. However, in the second half year, when it became clear that our return targets could not be reached, we disposed of the US specialist activities. For VDM Specialists, significant restructuring expenses were incurred in 2007.

Our remaining US business will focus on brokerage activities and trading activities on the Chicago Board Stock Exchange, in alignment with our European activities.

Non-recurring items impacted our net loss for the period from other than US activities by € 11.5 million. Excluding these non-recurring items, net profit for the period related to these activities would amount € 6.5 million. The performance of these activities is influenced by favorable market conditions, with high volatilities combined with high volumes.

Basis of presentation

The figures in this press release are in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) but are preliminary in nature. The figures will be subject to finalization and internal closing procedures and therefore will be subject to change.

We emphasize that, based on closing procedures to be performed material changes to the figures included in this press release can be applicable. The figures have not been subject to audit procedures by an auditor.

Disclaimer:

This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words “anticipate,” “believe,” “intend,” “estimate,” “expect,” “hope,” and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under “Key Information – Risk Factors” and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management’s view only as of the date of this Report. We have no obligation to update these forward-looking statements.

CONTACT:
Van der Moolen
www.vandermoolen.com
or
Investor Relations/Corporate Communications
Tel: +31 (0)20 535 6789.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: February 22, 2008	By:	/s/ Richard E. den Drijver

name: Richard E. den Drijver
title: Chairman of the Executive Board

	By:	/s/ M. Wolfswinkel

name: M. Wolfswinkel
title: Member of the Executive Board